April 23, 2026

Prashant Patel
President
Wellgistics Health, Inc.
3000 Bayport Drive
Suite 950
Tampa, FL 33607

        Re: Wellgistics Health, Inc.
            Registration Statement on Form S-3
            Filed April 15, 2026
            File No. 333-295078
Dear Prashant Patel:

       We have conducted a limited review of your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed April 15, 2026
General

1. It does not appears that you meet the eligibility requirement set forth in General
        Instruction I.A.3(b) of Form S-3. In this regard, we note that the Form 8-K filed on
        February 13, 2026, does not appear to have been timely filed, given that it relates, in part, to a reportable event that occurred on February 4, 2026. Please explain why you believe you are eligible to use Form S-3 to register this offering, or amend your registration statement to file on an appropriate form.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 April 23, 2026
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eddie Kim at 202-551-8713 or Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Rajiv Radia